Exhibit 99.1

Delixy Holdings Limited Announces 1-for-5 Reverse Share Split Effective September 28, 2026

SINGAPORE, September 18, 2026 (GLOBE NEWSWIRE) – Delixy Holdings Limited (NASDAQ: DLXY) (“DLXY” or “we,” “our,” or the “Company”), a Singapore-based company engaged in the trading of oil-related products, today announced that on August 12, 2026, its board of directors approved a reverse split of its Class A ordinary shares, par value US$0.000005 each (the “Class A Ordinary Shares”), and Class B ordinary shares, par value US$0.000005 each (the “Class B Ordinary Shares,” and together with the Class A Ordinary Shares, the “Ordinary Shares”), on a one-for-five basis (the “Reverse Share Split”). The Company’s Class A Ordinary Shares will begin trading on the Nasdaq Stock Market LLC (“Nasdaq”) on a post-split basis on September 28, 2026 under the symbol “DLXY” under a new CUSIP number – G2703G 111.

As a result of the Reverse Share Split, each five (5) issued and outstanding Class A Ordinary Shares will be combined into one (1) Class A Ordinary Share, and each five (5) issued and outstanding Class B Ordinary Shares will be combined into one (1) Class B Ordinary Share, automatically and without any action by shareholders. The Reverse Share Split will result in a proportional increase in par value from US$0.000005 per share to US$0.000025 per share and an adjustment of the Company’s authorized share capital (which remains unchanged at US$2,500) to 90,000,000 Class A Ordinary Shares and 10,000,000 Class B Ordinary Shares, each with a par value of US$0.000025. After giving effect to the Reverse Share Split, the Company expects to have approximately 1,434,800 Class A Ordinary Shares and 1,835,200 Class B Ordinary Shares issued and outstanding. The Reverse Share Split is intended to increase the market price per share of the Company’s Ordinary Shares to allow the Company to maintain its Nasdaq listing.

No fractional shares will be issued as a result of the Reverse Share Split. Shareholders who would be entitled to a fractional share as a result of the Reverse Share Split shall have their entitlement rounded up to the nearest whole share.

The Reverse Share Split was authorized by the Company’s shareholders at the general meeting held on February 23, 2026, at which the shareholders approved the consolidation of the Company’s Ordinary Shares within a specified range and authorized the board of directors to determine the final ratio, which the board fixed at one-for-five on August 12, 2026.

Transhare Corporation, the Company’s transfer agent, will act as the exchange agent for the Reverse Share Split. Ordinary Shares held in book-entry form or through a bank, broker or other nominee will be adjusted automatically to give effect to the Reverse Share Split, and no action is required by those shareholders. Registered shareholders holding physical share certificates may (but are not required to) surrender their certificates to the transfer agent for reissuance in the post-split amount. Please contact Transhare Corporation for further information at (303) 662-1112.

About Delixy Holdings Limited

Delixy Holdings Limited is a Singapore-based company principally engaged in the trading of oil-related products, including (i) crude oil and (ii) oil-based products such as fuel oils, motor gasoline, additives, gas oil, base oils, asphalt, naphtha (heavy gasoline) and petrochemicals. Operating across multiple countries in Southeast Asia, East Asia, and Middle East, Delixy has established a strong presence in the region’s oil trading markets. While Delixy maintains a diversified portfolio of oil products, crude oil trading represents a core aspect of its business. The Company leverages its strong existing relationships with customers and suppliers as well as deep industry expertise to provide value-added services, including tailored recommendations on optimal trading strategies and shipping and logistical support where required. In addition, the Company’s financing capabilities allow it to extend credit terms to customers while satisfying suppliers’ immediate payment terms. For more information, please visit the Company’s website: https://ir.delixy.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can find many (but not all) of these statements by the use of words such as “believe”, “plan”, “expect”, “intend”, “should”, “seek”, “estimate”, “will”, “aim” and “anticipate” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Registration Statement and other filings with the U.S. Securities and Exchange Commission (the “SEC”).

For media inquiries, please contact:

Delixy Holdings Limited

Investor Relations Department

Email: ir@delixy.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com